August 30, 2012

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20249

Attention:	Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney

Re: IceWEB, Inc. (the “Company”)

Registration Statement on Form S-1

Filed August 21, 2012

File No. 333-183463

Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 28, 2012. Below is the Company’s response to such comment, which such response is numbered consistent with the staff’s numbered comment. Contemporaneously, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1. Under separate cover we are providing Mr. Crispino with marked copies of this filing, keyed to our response.

Terms of the Offering with the Selling Security Holders, page 4

1.	The disclosure in this section indicates that of the 25,802,312 shares of common stock that underlie the warrants which are registered for resale, 10,738,934 shares underlie warrants issued in your 2011 private offering and 14,801,554 shares underlie warrants issued in your 2012 private offering. Please revise to identify the transaction or transactions in which the warrants for the remaining 261,824 shares were issued.

RESPONSE: The difference in the number of shares of common stock that underlie the warrants is attributable to a typographical error. The total number of shares underlying the warrants to be registered is 25,540,487.

We trust the foregoing sufficiently responds to the staff’s comments. We will contact the staff in a few days to coordinate the filing of an acceleration request.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not disclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from taking full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,
/s/ Mark B. Lucky
Mark B. Lucky,
Chief Financial Officer

cc:	Mitch Pruzansky, Partner, Sherb and Co., LLP
James M. Schneider, Esq., Pearlman Schneider LLP

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